# SEC Schedule 13G/A (Amendment No. 13) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Check Point Software Technologies Ltd, CIK 0001015922
CUSIP: M22465104
Title of class of securities: Ordinary Shares, Nominal Value NIS 0.01 per Share
Address of issuer's principal executive offices: 5 Ha'Solelim Street, Tel Aviv, Israel (L3), 67897
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001012975-03-000031
Filed by CIK 0001218502

## Reporting persons
- Gil Shwed: type of reporting person: individual (IN); sole voting power 24,870,395; shared voting power 0; sole dispositive power 26,839,362; shared dispositive power 0; aggregate amount beneficially owned 26,839,362 (24.6% of the class)
  Comment: * The Reporting Person has been advised by the Issuer that, as of September 30, 2025, the Issuer had 107,354,722 ordinary shares outstanding.
  
  ** Consists of (i) 24,870,395 ordinary shares held by the Reporting Person and (ii) 1,968,967 ordinary shares that the Reporting Person has the right to acquire pursuant to stock options that are exercisable within 60 days of September 30, 2025. The 1,968,967 ordinary shares subject to the stock options do not have any voting rights unless and until such stock options are exercised by the Reporting Person.
  
  *** The 24,870,395 ordinary shares held by the Reporting Person represented 23.2% of the outstanding ordinary shares and voting rights as of September 30, 2025.

## Item 1. Issuer
Name of issuer: Check Point Software Technologies Ltd
Address of issuer's principal executive offices: 5 Ha'Solelim Street, Tel Aviv, Israel, 67897

## Item 2. Person Filing
Name of person filing: Gil Shwed
Address of principal business office or, if none, residence: c/o Check Point Software Technologies Ltd., 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 26,839,362
Percent of class: 24.6
Sole power to vote or to direct the vote: 24,870,395
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 26,839,362
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Gil Shwed: /S/ GIL SHWED, Gil Shwed (10/15/2025)